Hondo Minerals Corporation

15303 N. Dallas Parkway, Suite 1050

Addison, Texas 75001

September 13, 2013

Raj Rajan

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:      Hondo Minerals Corporation

Form 10-K for the Fiscal Year Ended July 31, 2012 Filed November 9, 2012

Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31, 2012 Filed December 21, 2012

File No. 000-54326

Dear Mr. Rajan:

Hondo Minerals Corporation, a Nevada corporation (the “Company”), has received and reviewed your letter of September 3, 2013, pertaining to the Company’s Form 10-K for the Fiscal Year Ended July 31, 2012 Filed November 9, 2012, Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31, 2012 Filed December 21, 2012 and Amendment No. 2 to Form 10-K for the Fiscal Year Ended July 31, 2012 Filed August 20, 2012 (collectively referred to herein as the “Filings”) with the Securities & Exchange Commission (the “Commission”).

Pursuant to our earlier telephonic discussion, we hope to submit our written reply to the Commission no later than September 23, 2013, as the Company is currently engaged in the process of amending our Filings in response to the comments made in the September 3, 2013 letter from the Staff of the Commission.  We apologize for the delay in responding to the comments set forth in the letter referenced herein.

In connection with the comments in your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we apologize for our delay. Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein.

Very truly yours,

Hondo Minerals Corporation

/s/ William R. Miertschin

William R. Miertschin

Chief Executive Officer